July 7, 2006

VIA EDGAR TRANSMISSION AND VIA MESSENGER Ms. Adé K. Heyliger Attorney-Advisor Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	ON Semiconductor Corporation, et. al.
Schedule TO-I (File No. 005-60483)

Dear Ms. Heyliger:

By letter dated June 30, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Schedule TO-I filed on June 20, 2006 (the “Schedule TO-I”) by ON Semiconductor Corporation (the “Company”) and certain of the Company’s subsidiaries. The Company is submitting herewith via EDGAR responses to the Staff’s comments and filing via EDGAR Amendment No. 1 to the Schedule TO-I (as amended, the “Schedule TO”).

For convenience, we have reproduced in italics below the Staff’s comments and have provided responses immediately below the comments.

Schedule TO-I

1.	We refer you to your statement on page 2 that as of the time of the filing of the Schedule TO, “the Offerors have not commenced the Offer.” However, it appears from the offer document that the Offer commenced on the date of filing. Please advise.

Securities and Exchange Commission, p. 2

Response:

The Company advises the Staff that it commenced the offer to exchange its currently outstanding Zero Coupon Senior Subordinated Notes due 2024 (the “Old Notes”) for a like principal amount of Zero Coupon Senior Subordinated Notes due 2024, Series B (the “New Notes”), and an exchange fee (the “Offer”) on June 20, 2006, immediately after the filing of the Schedule TO-I.

Offer to Exchange

Forward Looking Statements

2.	Please note that the safe harbor protections for forward-looking statements contained in the federal securities laws cited here, as well as in your press release dated June 20, 2006, do not apply to statements made in connection with a tender offer. See, Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise and confirm that you will avoid making reference to these safe harbor protections in all future communications in connection with the tender offer.

Response:

The Company recognizes that the safe harbor protections for forward-looking statements contained in the federal securities laws that it cites on page 5 of the Offer to Exchange, dated as of June 6, 2006, as amended as of July 7, 2006 (as amended, the “Offer to Exchange”), do not apply in tender offer transactions. However, the Company respectfully submits that the Offer is both a tender offer transaction and an offer to sell the New Notes. In an offer to sell securities, the safe harbor protections contained in the federal securities laws are applicable and, as a result, the Company believes that the citations to these laws are appropriate in the Offer to Exchange.

3.	Your disclaimer at the end of the penultimate paragraph on page 5 of any obligation to update forward-looking statements in the Offer materials may be inconsistent with your obligation to amend the schedule under Rule 13e-4(c)(3). Please confirm that you will comply with Rule 13e-4(c)(3) to amend the offer materials to promptly report any material changes in the information previously filed.

Response:

The Company confirms that it will comply with Rule 13e-4(c)(3) and will amend the Schedule TO in the event of a material change to the information set forth therein.

Securities and Exchange Commission, p. 3

Incorporation of Certain Information by Reference, page 6

4.	We note that you are attempting to incorporate by reference into the Offer to Exchange all filings pursuant to the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” In the event of a material change to the information presented in the offer documents, you may not rely on the forward incorporation but must promptly amend the Schedule TO in accordance with Rule 13e-4(c)(3). Please confirm that you will do so.

Response:

The Company confirms that it will comply with Rule 13e-4(c)(3) and will amend the Schedule TO in the event of a material change to the information set forth therein.

The Offer—Reasons for the Offer, page 9

5.	Expand the second paragraph to give an example of what the effect on reported earnings per share would be. Clarify whether the exchange will result in the company reporting higher earnings per share retroactively and prospectively.

Response:

The Company has revised the disclosure on page 10 of the Offer to Exchange in response to the Staff’s comments to give an example of the impact of the exchange on the earnings per share calculation for the first quarter of 2006 as if the change had been in effect as of January 1, 2006. The Company believes the earnings per share calculation will be impacted on a prospective basis from the date of the exchange based on the aggregate principal amount of Old Notes tendered.

6.	Further, confirm supplementally, if true, that you will apply the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

Response:

The Company confirms that it will apply the guidance of EITF 96-19 and EITF 05-07 with respect to the accounting treatment for the exchange transaction. In applying the guidance of the EITF consensus, the Company has initially determined that the debt will not be substantially modified (as that term is defined in the guidance) as it expects the change to the fair value of the imbedded conversion option together with the payment of the $2.50 per $1,000 aggregate principal amount of Old Notes exchanged to be less than 1% of the present value of the cash flows associated with the Old Notes.

Purpose of the Offer, page 48

7.	We note your disclosure that the primary purpose of the Offer is to change the conversion settlement provisions of the old notes, in response to the adoption of EITF Issue No. 04-8. As you have noted that Issue No. 04-8 took effect in 2004, please clarify why you decided to conduct this transaction at this time and what has changed, in this regard, in the 1 1/2 years since the matter took effect.

Securities and Exchange Commission, p. 4

Response:

As the Company’s financial condition has steadily improved, in part as a result of a various refinancing transactions entered into since the issuance of the Old Notes in April 2004, the Company is positioned, from a liquidity perspective, to be able to satisfy payment of the principal amount of the notes in cash rather than stock. This view is further supported by the successful placement in December 2005 of $95 million in aggregate principal amount of 1.875% Convertible Senior Subordinated Notes due 2025 with conversion features and settlement terms that are similar to the New Notes.

Important Reservation of Rights Regarding the Offer, page 50

8.	We note your statement in this section and elsewhere that your determinations “will be final and binding.” This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Response:

The Company respectfully submits that a tender offer is contractual in nature and that it is appropriate and consistent with market practice for the bidder in a tender offer to establish the conditions for the offer and the criteria under which the conditions will be evaluated. However, in setting a standard for evaluating the Company’s determinations, it is not the Company’s intention to deprive holders of legal rights. Therefore, the Company has revised the disclosure on page 50 of the Offer to Exchange to establish an objective standard that a court may apply in judging whether factual determinations made by the Company in connection with the Offer have been made appropriately.

Conditions of the Offer, page 50

9.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined. Also, avoid the use of vague terms, such as “might” and events that “indirectly” affect the Offer.

Response:

The Company has revised the disclosure on pages 50 and 51 of the Offer to Exchange in response to the Staff’s comments.

Securities and Exchange Commission, p. 5

Legal Limitations

10.	We note your disclosure that you may assert a condition “regardless of the circumstances giving rise to them.” Please note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please confirm your understanding that you may not assert a condition that has resulted from any action or inaction by the bidders.

Response:

The Company notes that a condition could be indirectly triggered by the manner in which the Company operates its business. However, the Company confirms that it will not assert a condition to the Offer that has been intentionally triggered by the Company or another bidder.

11.	Refer to your disclosure relating to your failure to exercise any of the rights described in Conditions to the Offer section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

The Company confirms its understanding that it is required to officially waive or assert a triggered offer condition upon the expiration of the Offer. If an event occurs upon which the Offer is conditioned, the Company will decide whether to assert or waive the condition and will take the appropriate actions at the expiration of the Offer, including, if necessary, giving notice to holders, amending the Offer to Exchange or extending the Offer.

Withdrawal of Tenders, page 54

12.	Please expand to disclose the availability of back-end withdrawal rights provided pursuant to Rule 13e-4(f)(2)(ii).

Response:

The Company has revised the disclosure on page 54 of the Offer to Exchange in response to the Staff’s comments.

Securities and Exchange Commission, p. 6

Conversion of the Notes, page 57

13.	We refer you to your disclosure on page 61. Please tell us how you plan to inform security holders of any adjustments to the conversion rate.

Response:

The Company has revised the disclosure on page 61 of the Offer to Exchange in response to the Staff’s comments.

Material U.S. Federal Income Tax Considerations, page 83

14.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend on page 44.

Response:

The Company has revised the disclosure on page 83 to delete the Treasury Department Circular 230 legend.

15.	Please revise this section to remove such qualifying words as “should,” “we believe” and “may be” or revise the disclosure to clarify why you are not certain of the material federal tax consequences. In this regard, we note your statement on page 83 that “it is unclear” whether the exchange of the old notes for the new notes will be treated as a significant modification of the terms of the old notes, and your uncertainty on page 84 as to whether the notes will be treated as “securities” if the exchange is deemed a significant modification. We also note the uncertainty on page 85 regarding the tax consequences of converting the new notes.

Response:

The Company respectfully submits that the qualifying language in its disclosure regarding the material federal tax consequences of the Offer and the New Notes is a result of the absence of bright line rules established by the Internal Revenue Service (the “IRS”) regarding exchange offers and the consequences of converting the New Notes. The tests established by the IRS are “facts-and-circumstances” tests that can be applied in different ways to different holders. As a result, the Company believes that the qualifying language in its disclosure regarding federal income tax consequences is appropriate.

Letter of Transmittal

16.

We note your request that security holders acknowledge that they have “read” the terms and conditions of the Offer. It is not appropriate to require security holders to attest to the fact that they “read” the terms of the Offer as such language may

Securities and Exchange Commission, p. 7

effectively operate as a waiver of liability. Please delete this language from the materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this letter as a waiver of liability against security holders.

Response:

The Company respectfully submits that its requirement that a tendering holder acknowledge that it has read the disclosure it prepared does not operate as a waiver of the Company’s liability. In compliance with the tender offer rules, the Company has prepared disclosure that it believes fully and fairly describes the Company and the Offer and believes that it is appropriate to require a tendering holder to acknowledge that it has read such disclosure prior to making an investment decision. In the event the Company’s disclosure is later judged to be inadequate in any way, holders will have available to them all remedies available under applicable federal law, which are in no way limited by the acknowledgement contained in the letter of transmittal.

*    *    *

We have also filed as an exhibit to this response letter a statement from the Company acknowledging that it is responsible for the adequacy of the disclosure in its filings as requested by the Staff. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2420 or my colleague Chris Beatty at (212) 225-2506.

Very truly yours,

/s/ Stephen H. Shalen
Stephen H. Shalen

cc:	Pam Carmody
Securities and Exchange Commission

George H. Cave, Esq.
Judy A. Boyle, Esq.
ON Semiconductor Corporation

CERTIFICATION

ON Semiconductor Corporation hereby acknowledges that:

(1)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	the comments of the staff of the Securities and Exchange Commission (the “Commission”) or the changes to disclosure in response to the comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to the filing; and

(3)	it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 7, 2006

ON SEMICONDUCTOR CORPORATION

By:	/s/ George H. Cave
Name: George H. Cave
Title: Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary

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